SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)    TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Southern BancShares (N.C.), Inc.

(Name of Issuer)

Southern BancShares (N.C.), Inc.

Southern Interim Corp.

John C. Pegram, Jr.

David A. Bean

Bynum R. Brown

William H. Bryan

Robert J. Carroll

Hope H. Connell

J. Edwin Drew

Moses B. Gillam, Jr.

Frank B. Holding

Frank B. Holding, Jr.

Lewis R. Holding

M.J. McSorley

W. Hunter Morgan, Sr.

W.A. Potts

Charles L. Revelle, Jr.

Charles O. Sykes

John N. Walker

R.S. Williams

(Names of Person(s) Filing Statement)

Common Stock, $5 par value

Series B Preferred Stock, No par value

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John C. Pegram, Jr.

Chairman of the Board and President

Southern Bancshares (N.C.), Inc.

116 East Main Street

Mount Olive, North Carolina

(919) 658-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

F. Donald Nelms, Jr. Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, GA 30309-3488

(404) 572-6600

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,107,240.20	$249

*	For purposes of calculating the fee only. This amount assumes the acquisition of 1,968 shares of common stock of the subject company for $780.00 per share in cash, and acquisition of 38,532 shares of Series B preferred stock of the subject company for $14.85 per share in cash. The amount of the filing fee equals $117.70 per million.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $249

Form or Registration No.: Schedule 13E-3

Filing Party: Southern BancShares (N.C.), Inc.

Date Filed: October 13, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule”) for Southern BancShares (N.C.), Inc. (“Southern”) is being filed by the filing persons listed on the cover of this Amended Schedule in connection with an Agreement and Plan of Reorganization (the “Plan”) that is designed to take Southern BancShares (N.C.), Inc. (“Southern” or the “Company”) private by reducing its number of common shareholders and Series B preferred shareholders of record to below 300 for each class. A copy of the Plan is attached as Appendix A to the Proxy Statement being filed by the Company concurrently with this Amended Schedule. The Proxy Statement is being filed concurrently under cover of Amendment No. 1 to the Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which Southern’s shareholders will consider and vote upon the Plan.

Southern’s Rule 13E-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on October 13, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Amended Schedule will be amended to reflect such revisions. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF THE PLAN—The Reorganization—Parties to the Merger,” “INFORMATION ABOUT SOUTHERN AND ITS AFFILIATES —Recent Affiliate Transactions in Southern Stock, —Stock Purchases by Southern and —Market for Common Stock and Dividends,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Southern Bancshares (N.C.), Inc., 116 East Main Street, Mount Olive, North Carolina 28365, telephone (919) 658-7000. Each filing person is a director or affiliate of Southern. John C. Pegram, Jr. is also the Chairman of the Board and President of Southern and David A. Bean is also the Secretary, Treasurer, and Chief Financial Officer of Southern. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT SOUTHERN AND ITS AFFILIATES—Directors and Executive Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval,” “SPECIAL FACTORS —Purpose of the Reorganization, —Reasons for the Reorganization, —Recommendation of the Board of Directors; Fairness of the Reorganization, —Effects of the Reorganization on Affiliates and —Federal Income Tax Consequences of the Reorganization,” and “DESCRIPTION OF THE PLAN—Appraisal Rights.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered and —Recommendation of the Board of Directors; Fairness of the Reorganization—Substantive Fairness,” and “INFORMATION ABOUT SOUTHERN AND ITS AFFILIATES —Recent Affiliate Transactions in Southern Stock.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The common stock and Series B preferred stock acquired in the transaction will be cancelled and become authorized but unissued common stock and Series B preferred stock, respectively. Other than the Reorganization described in response to Item 4 and the source of funds required in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Southern or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Southern or any subsidiary;

(3)	any material change in Southern’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in Southern’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Southern’s corporate structure or business;

(6)	any class of Southern’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Southern common stock and Series B preferred stock under the Exchange Act, any class of Southern’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Southern’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reorganization, —Alternatives Considered, —Reasons for the Reorganization, —Potential Disadvantages of the Reorganization, —Pro Forma Effect of the Reorganization, —Effects of the Reorganization on Southern, —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Shareholders Generally, —Federal Income Tax Consequences of the Reorganization and —Determination of Fairness by Interim and Other Southern Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reorganization and —Determination of Fairness by Interim and Other Southern Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Opinion of Independent Financial Advisor” and to Appendix C thereto. The Valuation Report detailing the fair value per share of Southern common and Series B preferred stock attached as Exhibit 2 and the Opinion attached as Appendix C to Exhibit 1 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “DESCRIPTION OF THE PLAN—Source of Funds and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT SOUTHERN AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in Southern Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices D and E thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Agreement and Plan of Reorganization

Appendix B	Section 262 of the General Corporation Law of the State of Delaware

Appendix C	Opinion of Independent Financial Advisor

Appendix D	Southern BancShares (N.C.), Inc. Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2004

Appendix E	Southern BancShares (N.C.), Inc. Financial Statements and Management’s Discussion and Analysis for the Nine Months Ended September 30, 2005

Exhibit 1 is incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 1 to Schedule 14A; File No 0-10852.

2.	Valuation Report detailing the fair value per share of Southern common and Series B preferred stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2005

SOUTHERN BANCSHARES (N.C.), INC.

By:	/s/ JOHN C. PEGRAM, JR.
John C. Pegram, Jr.
Chairman of the Board and President

SOUTHERN INTERIM CORP

By:	/s/ JOHN C. PEGRAM, JR.
John C. Pegram, Jr.
President

SOUTHERN BANCSHARES (N.C.), INC.
AFFILIATES:

/s/ DAVID A. BEAN
David A. Bean

/s/ BYNUM R. BROWN
Bynum R. Brown

/s/ WILLIAM H. BRYAN
William H. Bryan

/s/ ROBERT J. CARROLL
Robert J. Carroll

/s/ HOPE H. CONNELL
Hope H. Connell

/s/ J. EDWIN DREW
J. Edwin Drew

/s/ MOSES B. GILLAM, JR.
Moses B. Gillam, Jr.

/s/ FRANK B. HOLDING
Frank B. Holding

/s/ FRANK B. HOLDING, JR.
Frank B. Holding, Jr.

/s/ LEWIS R. HOLDING
Lewis R. Holding

/s/ M.J. MCSORLEY
M.J. McSorley

/s/ W. HUNTER MORGAN, SR.
W. Hunter Morgan, Sr.

/s/ W.A. POTTS
W.A. Potts

/s/ CHARLES L. REVELLE, JR.
Charles L. Revelle, Jr.

/s/ CHARLES O. SYKES
Charles O. Sykes

/s/ JOHN N. WALKER
John N. Walker

/s/ R.S. WILLIAMS
R.S. Williams